SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2006
Commission File Number 001-11648
 Glamis Gold Ltd.
(Translation of registrant’s name into English)
5190 Neil Rd., Suite 310, Reno, Nevada 89502
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)
Date: July 17, 2006	By:	/s/ Cheryl A. Sedestrom
Cheryl A. Sedestrom
Chief Financial Officer

BUSINESS ACQUISITION REPORT
1.	Identity of Company

1.1	Name and Address of Company
The Company’s full name is Glamis Gold Ltd. The Company’s principal business office is located at 5190 Neil Road, Suite 310, Reno, Nevada, U.S.A. 89502. The Company has a registered and records office at 1500 Royal Centre, 1055 West Georgia Street, Vancouver, B.C. V6E 4N7.
1.2	Executive Officer
An executive officer of the Company who is knowledgeable about the significant acquisition described herein and this report is:
Charles A. Jeannes, telephone (775) 827-4600, Ext. 3107.
2.	Details of Acquisition

2.1	Nature of Business Acquired
The Company acquired all of the issued and outstanding common shares of Western Silver Corporation (“Western”). The principal business of Western has been mining exploration and the initial development of mining properties. Through the acquisition the Company acquired all of Western’s principal mineral properties located in Mexico.
2.2	Date of Acquisition
The acquisition of Western Silver was completed on May 3, 2006.
2.3	Consideration
The Company issued 33,881,532 common shares as consideration for the acquisition of all of the issued and outstanding shares of Western and reserved 1,385,055 common shares for issuance upon the exercise of share purchase options that were issued to the holders of Western Copper share purchase options.
2.4	Effect on Financial Position
The Company has no plans for proposals for material changes in its business affairs or the affairs of Western which may have a significant affect on the results of operations and financial position of the Company.
2.5	Prior Valuations
There were no valuation opinions obtained by Western or the Company with respect to the acquisition of Western by the Company.

2.6	Parties to the Transaction
The acquisition was made through a plan of arrangement involving all of the shareholders of Western. At the time of the acquisition the Company held no securities of Western.
2.7	Date of Report
This report is dated July 14, 2006.
3.	Financial Statements
Enclosed with this report are the following financial statements:
(a) audited financial statements of Western for the years ended September 30, 2005 and September 30, 2004 including the auditor’s report thereon;
(b) unaudited financial statements of Western for the three months and six months ended March 31, 2006 and the notes thereto; and
(c) pro-forma financial statements of the Company comprised of the following:
(i) pro-forma balance sheet as at March 31, 2006;
(ii) pro-forma income statements for the three months ended March 31, 2006 and the year ended December 31, 2005 that give effect to the acquisition as if it had occurred on January 1, 2005; and
(iii) a compilation report.

Western Silver Corporation
(an exploration stage company)
Consolidated Financial Statements
September 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada which have been reconciled to accounting principles generally accepted in the United States as set out in note 13, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.
The Audit Committee of the Board of Directors has met with the company’s auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.
The company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian and United States generally accepted auditing standards, and their report follows.

“R. Joseph Litnosky”	“F. Dale Corman”

R. Joseph Litnosky	F. Dale Corman
Vice President, Finance	Chief Executive Officer

December 22, 2005

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806
AUDITORS’ REPORT
To the Shareholders of Western Silver Corporation
We have audited the consolidated balance sheets of Western Silver Corporation (an exploration stage company) as at September 30, 2005 and 2004 and the consolidated statements of loss and deficit, cash flows and shareholders’ equity for the years ended September 30, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended September 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.
(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, B.C.
November 14, 2005
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Western Silver Corporation
(an exploration stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

As at September 30,	2005	2004
	$	$
Assets

Current assets
Cash and cash equivalents (note 9)	60,513,188	13,528,534
Accounts receivable and prepaid expense	1,093,748	693,521

	61,606,936	14,222,055

Long-term investment (note 3)	267,092	267,092

Property, plant and equipment — net of accumulated amortization of $17,313 (2004 — $4,537)	116,630	44,794

Mineral properties (note 4)	56,968,576	43,194,729

	118,959,234	57,728,670

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,924,940	1,509,410

Shareholders’ Equity

Capital stock (note 5)
Authorized
Unlimited common shares

Issued and outstanding
48,298,581 (2004 — 41,241,581) common shares	143,273,203	79,249,498

Value assigned to stock options and warrants (note 5)	5,805,078	3,853,483

Deficit	(33,043,987)	(26,883,721)

	116,034,294	56,219,260

	118,959,234	57,728,670

Nature of operations (note 1)
Contract commitments (note 7)
Subsequent event (note 14)
Approved by the Board of Directors

“Robert J. Gayton”	Director	“Klaus Zeitler”	Director

          The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(an exploration stage company)
Consolidated Statements of Loss and Deficit

(expressed in Canadian dollars)

For the years ended September 30,	2005	2004	2003
	$	$	$
General exploration expenditures	881,289	49,872	20,005

Impairment of mineral properties (note 4)	1,849,259	4,020,565	329,503

	2,730,548	4,070,437	349,508

Administrative expenses
Accounting and legal	307,601	212,645	159,735
Capital taxes	—	—	9,551
Consulting	750,235	387,840	381,046
Filing and transfer fees	223,883	181,089	176,262
Foreign exchange	121,426	23,741	(26,569)
Office and administration	1,309,045	469,502	252,645
Shareholder communications and travel	585,567	534,359	350,644
Stock-based compensation (note 5(e))	1,486,405	3,698,659	269,257

	4,784,162	5,507,835	1,572,571

Loss before interest income	(7,514,710)	(9,578,272)	(1,922,079)

Interest income	1,354,444	244,988	82,098

Loss for the year	(6,160,266)	(9,333,284)	(1,839,981)

Deficit — Beginning of year	(26,883,721)	(17,550,437)	(15,710,456)

Deficit — End of year	(33,043,987)	(26,883,721)	(17,550,437)

Basic and diluted loss per common share	(0.13)	(0.24)	(0.06)

Weighted average number of common shares outstanding	46,569,864	39,192,449	33,087,922

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(an exploration stage company)
Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

For the years ended September 30,	2005	2004	2003
	$	$	$
Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss for the year	(6,160,266)	(9,333,284)	(1,839,981)

Items not affecting cash
Impairment of mineral properties	1,849,259	4,020,565	329,503
Amortization	12,776	3,674	541
Stock-based compensation	1,486,405	3,698,659	269,257

	3,348,440	7,722,898	599,301

Change in non-cash working capital	(112,196)	(463,237)	(98,795)

	(2,924,022)	(2,073,623)	(1,339,475)

FINANCING ACTIVITIES
Shares issued for cash – net of costs	63,323,646	20,071,050	7,603,438

INVESTING ACTIVITIES
Purchase of property, plant, and equipment	(84,612)	(46,629)	—
Mineral properties expenditures	(13,330,358)	(7,166,302)	(7,639,729)
Exploration commitments	—	—	(348,821)
Restricted cash and securities	—	—	348,821

	(13,414,970)	(7,212,931)	(7,639,729)

Increase (decrease) in cash and cash equivalents	46,984,654	10,784,496	(1,375,766)

Cash and cash equivalents — Beginning of year	13,528,534	2,744,038	4,119,804

Cash and cash equivalents — End of year	60,513,188	13,528,534	2,744,038

Supplemental cash flow information (note 9)
The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(an exploration stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

				Value
	Common			assigned to
	shares			stock options	Total
	Number of		Cumulative	and	shareholders’
	shares	Amount	deficit	warrants	equity
		$	$	$	$
Balance — September 30, 2002	30,984,048	51,460,577	(15,710,456)	—	35,750,121

Issue of shares
Private placements	415,616	1,384,000	—	—	1,384,000
Exercise of warrants	2,303,417	3,367,636	—	—	3,367,636
Exercise of stock options	1,481,000	2,851,802	—	—	2,851,802
Options granted to consultants	—	—	—	269,257	269,257
Loss for the year	—	—	(1,839,981)	—	(1,839,981)

Balance — September 30, 2003	35,184,081	59,064,015	(17,550,437)	269,257	41,782,835

Issue of shares
Private placements	2,400,000	11,268,930	—	—	11,268,930
Exercise of warrants	2,190,000	5,477,200	—	—	5,477,200
Exercise of stock options	1,467,500	3,022,900	—	—	3,022,900
Stock options	—	—	—	3,698,659	3,698,659
Value assigned to warrants issued to agents as stock issuance fees	—	—	—	302,020	302,020
Transfer of value on exercise of stock options/warrants	—	416,453	—	(416,453)	—
Loss for the year	—	—	(9,333,284)	—	(9,333,284)

Balance — September 30, 2004	41,241,581	79,249,498	(26,883,721)	3,853,483	56,219,260

Issue of shares
Private placements	6,325,000	60,414,626	—	—	60,414,626
Exercise of warrants	120,000	693,600	—	—	693,600
Exercise of stock options	612,000	2,215,420	—	—	2,215,420
Stock options	—	—	—	2,651,654	2,651,654
Transfer of value on exercise of stock options/warrants	—	700,059	—	(700,059)	—
Loss for the year	—	—	(6,160,266)	—	(6,160,266)

Balance — September 30, 2005	48,298,581	143,273,203	(33,043,987)	5,805,078	116,034,294

The accompanying notes are an integral part of these consolidated financial statements.

1	Nature of operations

Western Silver Corporation (the Company) is an exploration stage company that is incorporated under the British Columbia Business Corporations Act and is engaged directly, and through joint ventures and subsidiaries, in exploring the future development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to continue the exploration and future development of its mining properties, or realizing the carrying amount through a sale.

2	Significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of Western Silver Corporation and its wholly owned subsidiaries, as listed below. All material intercompany transactions and balances have been eliminated.
Western Copper International Ltd. (BVI)
WCI (Peñasquito) Limited (BVI)
Minera Peñasquito, S.A. de C.V. (Mexico)
WCI (Nicolas) Limited (BVI)
Minera Western Copper, S.A. de C.V. (Mexico)
Minera Faja de Plata Limited, (BVI)
Minera Faja de Plata, S.A. de C.V. (Mexico)
WCI (Geronimo) Limited (BVI)
WCI Jeronimo Mexico, S.A. de C.V. (Mexico)
Carmacks Copper Ltd.
Western Silver Corporation has mineral properties that it operates through interests in joint ventures where the Company shares joint control. These joint ventures are accounted for using the proportionate consolidation method.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes. Significant areas where management’s judgement is applied include the calculation of net present value of mineral properties, the realization of future income tax benefits, and the assumptions used to calculate stock-based compensation and the value assigned to warrants. Actual results could differ from those reported by a material amount.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments at banks with original maturities of three months or less from the date of acquisition.

Long-term investments

Long-term investments are categorized as available for sale and valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

Property, plant, and equipment

Plant, property and equipment are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets.

Mineral properties

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have indicated economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned, or become impaired.

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Management of the Company reviews the net carrying value of each mineral property when events or changes in circumstances indicate that the carrying amount may not be recoverable. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, reserves and resources, and operating, capital and reclamation costs on an undiscounted basis. If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the fair value as determined by using discounted cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. This assessment may be estimated by using quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater than the carrying value.

Management’s estimates of mineral prices, recoverable proven and probable reserves and resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term which could have a material adverse effect on the estimate of future net cash flows to be generated from the properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Translation of foreign currency

The accounts of certain of the Company’s subsidiaries are translated into Canadian dollars using the temporal method of translating integrated operations. The temporal method is consistent with the method used by the Canadian operation to translate its foreign currency transactions.

Monetary assets and liabilities are translated into Canadian dollars using year-end exchange rates. Non-monetary items are translated at rates prevailing at acquisition or transaction date. Expense items are translated into Canadian dollars at the rate of exchange in effect at the date of the related transaction. All exchange gains or losses arising on translation are included in results of operations for the year.

Stock-based compensation

Effective October 1, 2003, pursuant to the amendments to the CICA standard on accounting for stock-based compensation, the fair value of all stock options granted by the Company to employees, and non-employees, are treated as compensation costs. These costs are charged to the statement of loss, or are capitalized, over the vesting period of the stock options granted. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation. The value of stock-based compensation awards is determined by using the Black-Scholes option pricing model. The standard was adopted on a prospective basis in 2004.

Prior to 2004, stock options granted to employees and directors were shown on a pro-forma basis only. The granting of stock options to non-employees was required to be accounted for using the fair value method.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between tax and accounting basis of assets and liabilities. Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

3	Long-term investment

2005
	Number of	Net book
	shares	value	Market value
		$	$
Quaterra Resources Inc. Common shares	1,498,460	267,092	516,969

2004
	Number of	Net book
	shares	value	Market value
		$	$
Quaterra Resources Inc. Common shares	1,498,460	267,092	644,338

The Company has officers and directors in common with Quaterra Resources Inc.

4	Mineral properties

		Costs	Disposition/		Costs	Disposition/
	Total costs to	incurred	write-offs	Total costs to	incurred	write-offs	Total costs to
	September 30,	during	during	September 30,	during	during,	September 30,
	2003	2004	2004	2004	2005	2005	2005
	$	$	$	$	$	$	$
Mexico

Faja de Plata
Peñasquito

Acquisition	13,872,012	241,966	—	14,113,978	592,100	—	14,706,078

Exploration	6,707,198	5,963,778	—	12,670,976	9,975,647	—	22,646,623
Feasibility studies	323,702	1,245,878	—	1,569,580	4,690,852	—	6,260,432

San Jeronimo	1,701,243	24,646	(1,725,889)	—	—	—	—

Ramos	2,268,173	26,503	(2,294,676)	—	—	—	—

	24,872,328	7,502,771	(4,020,565)	28,354,534	15,258,599	—	43,613,133

El Salvador
Acquisition	1,889,672	—	—	1,889,672	—	—	1,889,672
Exploration

El Salvador	2,424,236	39		2,424,275	—	—	2,424,275

San Nicolas	4,312,095	198,730		4,510,825	181,922	—	4,692,747

Tamara	1,849,259	—		1,849,259	—	(1,849,259)	—

	10,475,262	198,769	—	10,674,031	181,922	(1,849,259)	9,006,694

Almoloya

Acquisition	25,443	57,283	—	82,726	53,431	—	136,157
Exploration	40,020	2,132	—	42,152	14,346	—	56,498

	65,463	59,415	—	124,878	67,777	—	192,655

Bacanora

Acquisition	3,555	7,104	—	10,659	6,432	—	17,091

Exploration	30,627	—	—	30,627	8,376	—	39,003

	34,182	7,104	—	41,286	14,808	—	56,094

Canada
Carmacks

Acquisition	4,000,000	—	—	4,000,000	100,000	—	4,100,000

	39,447,235	7,768,059	(4,020,565)	43,194,729	15,623,106	(1,849,259)	56,968,576

a)	Faja de Plata
i)	Peñasquito
Effective June 28, 2001, the Company’s interest in Peñasquito, through its subsidiary Minera Peñasquito, S.A. de C.V., reverted back to 100% following the termination of an option agreement with Mauricio Hochschild & Cia. Ltda. (Hochschild). During the term of the agreement, Hochschild, besides incurring exploration expenditures, made a US$500,000 land purchase payment, leaving two such payments to be made by the Company.
The Company negotiated a deferral of the remaining Peñasquito property payments, and US$621,000 was paid on July 3, 2002 and a further US$654,000 was paid on July 3, 2003. These payments represent the major portion of the total Peñasquito acquisition costs incurred during 2002 and 2003, respectively.
On November 11, 2005, the Company released an independent feasibility study relating to its wholly owned Peñasquito property. Refer to the Subsequent Event note (note 14) for more information.
Kennecott Exploration Company (Kennecott) retains an uncapped royalty on Peñasquito of 2%. Minera Catasillas also retains a 3% NSR royalty on 100 hectares centered on Peñasco, which the Company can buy out at any time for US$5 million. The Minera Catasillas royalty would include production from Peñasco but not from Chile Colorado.
ii)	San Jeronimo
The Company, through its subsidiary WCI Jeronimo Mexico, S.A. de C.V., signed a definitive agreement dated August 24, 2000 with Hochschild, whereby Hochschild could earn a 68% interest in San Jeronimo by making exploration expenditures totalling US$1.75 million over the next three years.
On July 10, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the Company’s interest in San Jeronimo reverted back to 100% effective September 8, 2001.
Effective June 1, 2002, the Company and Apex Silver Mines Limited (Apex) entered into an agreement whereby Apex had an option to earn a 70% interest in the property by making US$45,000 in option payments to the Company, and making all underlying option and tax payments on the property through March 2005. The underlying option payments totalled US$1,180,000.
As at September 28, 2004, Apex terminated the agreement after drilling six core holes. As a result, the Company’s interest in San Jeronimo reverted back to 100% effective September 28, 2004. The Company wrote down the costs associated with the property during fiscal 2004.
Subsequent to September 30, 2005, the Company made a US$25,000 payment to acquire the core claims at San Jeronimo.

Kennecott retains an uncapped royalty on San Jeronimo of 2%.
iii)	Ramos
Minera Teck S.A. de C.V. (Minera Teck) and Minera Western Copper, S.A. de C.V. (Minera Western) formed a joint venture in fiscal 1999 with each having a 55% and 45% interest, respectively, by merging their respective land positions adjacent to the El Salvador joint venture area. During fiscal 2003, Minera Teck agreed to drop its interest in Ramos. Minera Western dropped a portion of Ramos, but retained the most promising portion of the property. After reviewing the results of a drilling program carried out in December 2004, the Company decided to write off the costs associated with the property in fiscal 2004.
b)	El Salvador, San Nicolas and Tamara
The El Salvador, San Nicolas and Tamara properties are located in the state of Zacatecas, Mexico. The Company, through its subsidiary Minera Western, holds the properties as a joint venture with Minera Teck (a subsidiary of Teck Cominco Ltd.), pursuant to a July 1, 1997 agreement. The joint venture has no other significant assets. Minera Western’s proportionate share of the mineral properties is disclosed.
Under this agreement, Minera Western held a 45% interest and Minera Teck held a 55% interest in the joint venture, with each Company being responsible for its share of the exploration costs.
As a result of amendments to the agreement in 1999 and 2000, Minera Teck holds 65% of the shares of Minera Tama, a Mexican corporation formed to hold the properties, and Minera Western holds the remaining 35%. Within the El Salvador project, approximately one-third of the property, including the San Nicolas deposit area, is held 60% by Minera Tama (participating interest) and 40% by Teck Cominco Limited (Teck Cominco) through its acquisition of Sanluis Corporation, S.A. de C.V. (the Sanluis Interest) in the form of a carried interest. On completion of a positive feasibility study, Teck Cominco has the right to elect to convert the Sanluis Interest to a 15% carried interest or a 25% participating interest. The balance of the El Salvador project is held by Minera Tama.
Future funding will be on a Minera Teck 65% — Minera Western 35% basis. Minera Teck retains the right to elect to acquire an additional 10% participating interest by arranging 100% of the financing required to put San Nicolas into production. Depending on the options Minera Teck and Teck Cominco elect to exercise, Minera Western will retain an interest in San Nicolas ranging from 19% to 30%.
The San Nicolas massive sulphide deposit, along with the adjoining El Salvador and Tamara properties, has been on care and maintenance status since 2002. Costs incurred include tenure holding costs, limited drilling and acquisition of small parcels of land.
During 2005, the Company reevaluated its long-term plan for the El Salvador properties and concluded that the Tamara property does not contain economic mineral deposits. The Company does not expect there to be any future cash flow from the property. As a result, all costs associated with the Tamara property were written off.

c)	Almoloya
The Company staked claims at the Almoloya silver prospect, about 45 kilometres northeast of Parral, state of Chihuahua, Mexico.
Pursuant to a letter agreement dated May 22, 2002, the Company and Anglo American Exploration (Canada) Ltd. (Anglo) agreed to combine certain properties held by each company into a single joint venture. During fiscal 2003, Anglo decided to abandon the project. The Company therefore controls all the property formerly included in the joint venture.
On July 28, 2005, the Company and Queenston Mining Inc. signed a letter of intent. Under the agreement Queenston Mining Inc. can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of US$200,000 in the first year. Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision at which time the Company can either elect to contribute 25% of capital expenditures required to achieve production or convert its participating interest to a 15% net profits interest.
d)	Bacanora
In fiscal 2003, the Company entered into an agreement to acquire 100% of the Bacanora property located in the state of Sonora. Further exploration is anticipated.
e)	Carmacks Copper Project
In 1989, the Company acquired 50% of the Carmacks Copper Project, which consists of 232 unpatented mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada. Under an arrangement dated September 30, 1996, the Company acquired the remaining 50% of the Carmacks Copper Project. At the time, the Company was in the process of obtaining the necessary permits to commence commercial production. This process was suspended when copper prices fell below the break-even point for the project and remained at levels for which the project was not economic. Accordingly, in the year ended September 30, 2001, the property was written down to its estimated realizable value of $4,000,000. Deferred acquisition and exploration costs and a deferred gain, totalling $7,902,556, were written off.
The previous owners of the property shall, at the Company’s election, retain either a 15% net profits royalty or a 3% net smelter royalty. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. A payment of $100,000 was made by the Company on December 31, 2004.
The Company has signed a project agreement with the Yukon Government and has recommenced the permitting process. An updated project description has been accepted by the Yukon Government and the assessment process is in progress.

5	Capital stock
Authorized
Unlimited common shares without par value
Issued

	Number	Amount
	Of shares	$
Balance at September 30, 2002	30,984,048	51,460,577

Pursuant to a private placement at $3.33 per share	415,616	1,384,000
Pursuant to the exercise of warrants	2,303,417	3,367,636
Pursuant to the exercise of stock options	1,481,000	2,851,802

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,268,930
Pursuant to the exercise of warrants	2,190,000	5,477,200
Pursuant to the exercise of stock options	1,467,500	3,022,900
Transfer of value on exercise of stock options and warrants	—	416,453

Balance at September 30, 2004	41,241,581	79,249,498

Pursuant to a financing at $10.25 per share	6,325,000	60,414,626
Pursuant to the exercise of warrants	120,000	693,600
Pursuant to the exercise of stock options	612,000	2,215,420
Transfer of value on exercise of stock options and warrants	—	700,059

Balance at September 30, 2005	48,298,581	143,273,203

a)	The following summarizes the issuances of capital stock during the year ended September 30, 2005:
•	The Company received $693,600 from the exercise of 120,000 warrants at an exercise price of $5.78 per warrant.

•	The Company received $2,215,420 from the exercise of 612,000 stock options at exercise prices ranging from $1.00 to $9.54 per stock option.

•	The Company received proceeds of $64,831,250, less issuance costs of $4,416,624 from the issuance of 6,325,000 shares through a financing at $10.25 per share.

b)	The following summarizes the issuances of capital stock during the year ended September 30, 2004:
•	The Company received $5,477,200 from the exercise of 2,190,000 warrants at exercise prices ranging from $1.00 to $5.78 per warrant.

•	The Company received $3,022,900 from the exercise of 1,467,500 stock options at exercise prices ranging from $1.00 to $4.60 per stock option.

•	The Company received $11,570,950 (net of cash offering costs of $789,050) from the issuance of 2,400,000 shares through a private placement at $5.15 per share. Warrants were issued as stock issuance fees and assigned a value of $302,020.
c)	The following summarizes the issuances of capital stock during the year ended September 30, 2003:
•	The Company received $3,367,636 from the exercise of 2,303,417 warrants at exercise prices ranging from $0.65 to $2.00 per warrant.

•	The Company received $2,851,802 from the exercise of 1,481,000 stock options at exercise prices ranging from $1.00 to $3.28 per stock option.

•	The Company received $1,384,000 from the issuance of 415,616 shares through a private placement at $3.33 per share.

d)	Warrants
During the year ended September 30, 2004, 240,000 warrants were granted at an average value per warrant of $1.26. The fair value of warrants that were issued in 2004 was $302,020, which was charged against share capital.
A summary of the Company’s warrants outstanding at September 30, 2005, 2004 and 2003, and the changes for the years then ended, is presented below:

		Weighted		Weighted		Weighted
		average		average		average
	September 30,	exercise	September 30,	exercise	September 30,	exercise
	2005	price	2004	price	2003	price
		$		$		$
Balance outstanding — Beginning of year	120,000	5.78	2,070,000	2.31	4,350,340	1.80
Issued	—	—	240,000	5.78	23,077	0.80
Exercised	(120,000)	5.78	(2,190,000)	2.50	(2,303,417)	1.43

Balance outstanding and exercisable — End of year	—	—	120,000	5.78	2,070,000	2.31

There are no warrants outstanding and exercisable as of September 30, 2005.
The value of warrants was based on the following assumptions:

2004
Average risk-free interest rate	3.30%
Expected dividend yield	—
Expected stock price volatility	70%

Expected warrant life in years	1.00
Pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the warrants issued by the Company during the year.

e)	Stock options
Effective April 4, 2005, the shareholders adopted a 10% rolling stock option plan (“Rolling Plan”). All previously existing plans and stock options were incorporated into the Rolling Plan. At any point in time, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be not less than the market value of the common shares on the last trading day immediately preceding the date of grant. Stock options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. As at September 30, 2005, the Company can issue an additional 1,868,858 stock options.
A summary of the Company’s stock options outstanding at September 30, 2005, 2004 and 2003, and the changes for the years then ended, is presented below:

		Weighted		Weighted		Weighted
		average		average		average
	September 30,	exercise	September 30,	exercise	September 30,	exercise
	2005	price	2004	price	2003	price
		$		$		$
Balance outstanding — Beginning of year	2,713,000	4.19	3,205,500	1.92	4,111,500	1.68
Granted	860,000	10.25	975,000	8.47	575,000	3.64
Exercised	(612,000)	3.62	(1,467,500)	2.06	(1,481,000)	1.93

Balance outstanding — End of year	2,961,000	6.07	2,713,000	4.19	3,205,500	1.92

As at September 30, 2005, 2,387,667 of the 2,961,000 outstanding stock options were exercisable at a weighted average exercise price of $5.07. As at September 30, 2004, 2,415,500 of the 2,713,000 outstanding stock options were exercisable at a weighted average exercise price of $3.53. All stock options outstanding as at September 30, 2003 were exercisable.

	Options
	outstanding at
	September 30,	Weighted average	Average remaining
Exercise price	2005	exercise price	contractual life
$		$	(years)
1.00 – 1.50	917,500	1.27	1.42
2.00	300,000	2.00	0.35
3.28	38,500	3.28	2.19
6.00 – 7.30	280,000	6.70	3.29
9.54 – 10.25	1,425,000	9.97	4.18

	2,961,000	6.07	2.83

During the year ended September 30, 2005, 860,000 options were granted at an average value per option of $4.82. The fair value of options that vested during 2005 was $2,651,654. Of this amount $1,486,405 was charged to the statement of loss and $1,165,249 was allocated to mineral properties.

During the year ended September 30, 2004, 975,000 options were granted at an average value per option of $4.39. The fair value of options that vested in 2004 was $3,698,659. This amount was charged to the statement of loss.
During the year ended September 30, 2003, the fair value, as determined by the Black-Scholes option pricing model, of options granted to directors and employees that vested was $835,819. The total amount was disclosed as pro forma information only, and was not charged to the statement of loss. Had the fair value of the options been charged to the statement of loss, the pro forma net loss for the year would have been $2,675,800 and the basic and diluted loss per share would have been $0.08.
During the year ended September 30, 2003, the Company also granted options to non-employees. The fair value of these options was $269,257. This amount was charged to the statement loss.
The fair value of stock options granted was based on the following assumptions:

	2005	2004	2003
Average risk-free interest rate	3.27%	3.28%	3.70%
Expected dividend yield	—	—	—
Expected stock price volatility	65%	70%	75%
Expected option life in years	3.58	3.50	3.50
Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and/or vested during the year.
6	Related party transactions
a)	Included in accounts payable and accrued liabilities is $nil (2004 — $42,452) owing to companies/proprietorships controlled by directors and officers of the Company.

b)	Included in accounts receivable is $nil (2004 — $4,751) owed by companies with common directors.

c)	During the year ended September 30, 2005, the Company incurred:
i)	$194,413 (2004 — $75,467; 2003 — $72,000) in charges for administrative services and rent from a Company controlled by a director

ii)	Fees totalling $798,994 (2004 — $328,976; 2003 — $382,938) for financial, corporate, exploration and engineering consulting from directors and officers, and companies controlled by directors and officers of the Company.
d)	During the year ended September 30, 2005, the Company charged rent to one of its directors in the amount of $1,748 (2004 — $nil).

e)	All other related party transactions are disclosed elsewhere in these consolidated financial statements.
     Related party transactions are measured at the exchange amount.
7	Contract commitments

On May 4, 2005, the Company entered into an agreement to sublease office space. The agreement expires October 29, 2009. The total amount of payments remaining during the course of the agreement is $979,128, of which $239,787 is due during the 2006 fiscal year. The remaining $739,341 is due between October 1, 2006 and October 29, 2009.

8	Income taxes

As at September 30, 2005, the Company has accumulated non-capital losses available for carry-forward of approximately $6,800,000, which will expire between 2006 and 2012. The Company also has available Canadian and foreign Exploration and Development Expenditures of approximately $9,000,000, which are available to reduce future taxable income. In addition, the Company’s Mexican subsidiaries have accumulated tax balances that may give rise to future tax benefits. No future tax benefit has been recognized in the accounts for these losses or accumulated tax balances.
a)	The Company does not have any current or future income tax expense or recovery. This differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2005	2004
Statutory tax rate	35.62%	35.62%

	$	$
Loss for the year	6,160,266	9,333,284

Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	2,194,287	3,324,516
Non-deductible items	(534,279)	(1,339,784)
Difference between Canadian and foreign tax rates	(178,973)	(16,669)
Losses for which no income tax benefit has been recognized	(1,481,035)	(1,968,063)

	—	—

b)	The significant components of the Company’s future tax assets are as follows:

	2005	2004
	$	$
Future income tax assets
Mineral property interests	1,425,340	1,683,199
Operating loss carry-forward	2,428,710	1,740,317
Other		15,040

Benefit from losses	3,895,649	3,438,556
Valuation allowance for future tax assets	(3,895,649)	(3,438,556)

	—	—

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.
9	Supplemental cash flow information
a)	Cash and cash equivalents

As at September 30,	2005	2004	2003
	$	$	$
Cash on hand held with banks	6,827,704	2,478,336	2,744,038
Short-term deposits	53,685,484	11,050,198	—

	60,513,188	13,528,534	2,744,038

b)	Changes in non-cash working capital related to operating activities

For the years ended September 30,	2005	2004	2003
	$	$	$
Accounts receivable and prepaid expense	(400,227)	(499,323)	(143,538)
Accounts payable and accrued liabilities	288,031	36,086	44,743

	(112,196)	(463,237)	(98,795)

c) Non-cash financing and investing activities

For the years ended September 30,	2005	2004	2003
	$	$	$
Value assigned to warrants issued to agent as stock issuance costs	—	(302,020)	—
Change in accounts payable relating to property, plant, and equipment	48,234	—	—
Change in accounts payable relating to mineral properties	1,127,499	601,757	(1,848,700)
Stock-based compensation capitalized to mineral properties	1,165,249	—	—
10	Segmented information

Industry information

The Company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

Interest income in the years ended September 30, 2005, 2004 and 2003 was earned in Canada.

The Company’s non-current assets by geographic location are as follows:

	2005	2004
	$	$
Canada	4,483,722	4,311,886
Mexico	52,868,576	39,194,729

	57,352,298	43,506,615

11	Financial instruments
a)	Fair value

The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair value of the Company’s long-term investment will fluctuate with market prices (note 3). The Company is exposed to a risk of loss if the market price of the investment permanently falls below cost.

b)	Foreign exchange risk

Foreign exchange risk is the risk arising from foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

c)	Credit risk exposure

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions.
12	Shareholder rights plan

On December 11, 2003, the board of directors of the Company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the Company’s shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the Company. The Plan was approved by the shareholders on March 4, 2004.

Pursuant to the Plan, rights have been created and attached to the common shares of the Company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the Company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the holder to purchase, for $100, common shares of the Company having a market value of $200.

13	Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:
a)	Consolidated Balance Sheets

As at September 30,	2005	2004	2003
	$	$	$
Long-term investment — under Canadian GAAP	267,092	267,092	267,092
Unrealized gain (e)	249,877	377,246	85,046

Long-term investment — under U.S. GAAP	516,969	644,338	352,138

Mineral properties — under Canadian GAAP	56,968,576	43,194,729	39,447,235
Cumulative exploration expenditures written off under U.S. GAAP (d)	(50,057,104)	(36,283,257)	(32,777,729)

Mineral properties — under U.S. GAAP	6,911,472	6,911,472	6,669,506

Shareholders’ equity — under Canadian GAAP	116,034,294	56,219,260	41,782,835
Measurement differences
Deficit — under Canadian GAAP	33,043,987	26,883,721	17,550,437
Deficit — under U.S. GAAP	(83,101,091)	(63,166,978)	(50,328,166)
Accumulated other comprehensive gain	249,877	377,246	85,046

Shareholders’ equity — under U.S. GAAP	66,227,067	20,313,249	9,090,152

b)	Consolidated Statements of Loss and Deficit

For the years ended September 30,	2005	2004	2003
	$	$	$
Loss for the year — under Canadian GAAP	6,160,266	9,333,284	1,839,981
Exploration expenditures for the year (d)	15,623,106	7,526,093	4,549,783
Exploration costs written off during the year that would have been expensed in the year incurred	(1,849,259)	(4,020,565)	(329,503)

Loss for the year — under U.S. GAAP	19,934,113	12,838,812	6,060,261
Unrealized (gain) loss on available-for-sale securities (e)	127,369	(292,200)	(262,230)

Comprehensive loss — under U.S. GAAP	20,061,482	12,546,612	5,798,031

Loss per common share before comprehensive income — under U.S. GAAP	0.43	0.32	0.18

Deficit — under U.S. GAAP — Beginning of year	63,166,978	50,328,166	44,267,905
Loss for the year — under U.S. GAAP	19,934,113	12,838,812	6,060,261

Deficit — under U.S. GAAP — End of year	83,101,091	63,166,978	50,328,166

Accumulated other comprehensive loss (gain)
Beginning of year — under U.S. GAAP	(377,246)	(85,046)	177,184
Other comprehensive (gain) loss	127,369	(292,200)	(262,230)

End of year — under U.S. GAAP	(249,877)	(377,246)	(85,046)

The consolidated statements of loss and deficit include a subtotal before interest income. No similar subtotal would be presented under US GAAP.

For US GAAP purposes, stock-based compensation on the consolidated statements of loss and deficit would be allocated in the following manner:

For the years ended September 30,	2005	2004	2003
	$	$	$
Consulting	10,597	70,133	212,985
General and administration	1,465,211	2,647,814	—
General exploration expenditures	—	908,927	—
Shareholder communication and travel	10,597	71,785	56,272

Total stock-based compensation	1,486,405	3,698,659	269,257

c)	Consolidated Statements of Cash Flows

For the years ended September 30,	2005	2004	2003
	$	$	$
Cash provided by (used in) operating activities, under Canadian GAAP	(2,924,022)	(2,073,623)	(1,339,475)
Adjustment for mineral properties and deferred exploration	(13,330,358)	(6,924,336)	(6,398,483)

Cash provided by (used in) operating activities, under US GAAP	(16,254,380)	(8,997,959)	(7,737,958)

For the years ended September 30,	2005	2004	2003
	$	$	$
Cash provided by (used in) investing activities, under Canadian GAAP	(13,414,970)	(7,212,931)	(7,639,729)
Adjustment for mineral properties and deferred exploration	13,330,358	6,924,336	6,398,483

Cash provided by (used in) investing activities, under US GAAP	(84,612)	(288,595)	(1,241,246)

The consolidated statements of cash flows include a subtotal before changes in non-cash working capital items under operating activities. No such subtotal would be presented under US GAAP.

d)	Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.

For U.S. GAAP purposes, the amounts shown for mineral properties represent acquisition costs, less recoveries, incurred to date and do not necessarily reflect present or future values. The Company capitalizes all acquisition costs on a property-by-property basis. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral property exploration expenditures, periodic option payments relating to mineral properties for which commercial feasibility has not yet been established, and administrative expenditures are expensed as incurred.

Mineral property acquisition costs and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

The accumulated costs of properties that are developed to the stage of commercial production will be amortized to operations by unit-of-production depletion.

e)	Available-for-sale securities

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded in Other Comprehensive Income.

f)	Recent accounting developments

In December 2004, the FASB issued FAS No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment”, which is a revision of FAS No. 123, “Accounting for Stock-based Compensation”. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and does not allow the previously permitted pro forma disclosure as an alternative to financial statement recognition. Liability classified awards are remeasured to fair value at each balance sheet date until the award is settled. FAS 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations and amends FAS No. 95 “Statement of Cash Flows”. FAS 123R is scheduled to be effective beginning fiscal 2006 for the Company. On August 31, 2005, the FASB issued FSP FAS 123R-1 to defer the requirement that a freestanding financial instrument originally subject to FAS 123R becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity. On October 18, 2005, the FASB issued FSP FAS 123R-2 to provide further guidance on the application of grant date as defined in FAS 123R. The Company is currently assessing the impact of FAS 123R and related FSPs on its consolidated financial statements.

In December 2004, the FASB issued FAS No. 153 “Exchanges of Non-monetary Assets”, which amends APB Opinion No. 20, “Accounting for Non-monetary Transactions” to require that all non-monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial substance. An exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in periods beginning after June 15, 2005.

In May 2005, the FASB issued FAS No. 154 “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FAS Statement No. 3”. FAS 154 requires an entity to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if the principle had always been adopted, or “retrospective application”. Under existing GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change. FAS 154 also carries forward without change the guidance from Opinion No. 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimate. The provisions of FAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
14	Subsequent event

On November 11, 2005, the Company announced that an independent feasibility study has concluded that the Peñasco and Chile Colorado deposits contained within its wholly owned Peñasquito property in Central Mexico can be developed economically.

Western Silver Corporation
(a development stage company)
Consolidated Financial Statements
March 31, 2006
(Unaudited)

Western Silver Corporation
Consolidated Balance Sheets (unaudited)

(expressed in Canadian dollars)

	March 31,	September 30,
	2006	2005
	$	$
Assets

Current assets
Cash and cash equivalents	49,085,553	60,513,188
Accounts receivable and prepaid expense	1,320,881	1,093,748

	50,406,434	61,606,936

Long-term investment	267,092	267,092

Property and equipment — net of accumulated amortization of $32,450 (September 30, 2005 — $17,313)	124,872	116,630

Mineral properties (note 2)	70,003,894	56,968,576

	120,802,292	118,959,234

Liabilities

Current liabilities
Accounts payable and accrued liabilities	4,041,449	2,924,940

Shareholders’ Equity

Capital stock (note 3)	146,887,367	143,273,203

Contributed Surplus (note 3)	5,863,332	5,805,078

Deficit	(35,989,856)	(33,043,987)

	116,760,843	116,034,294

	120,802,292	118,959,234

Basis of preparation (note 1)
Plan of arrangement — Glamis Gold Ltd. (note 9)
Approved by the Board of Directors

“Robert J. Gayton”	Director	“Klaus Zeitler”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Consolidated Statements of Loss and Deficit (unaudited)

(expressed in Canadian dollars)

	Three Months Ended March 31,		Six Months Ended March 31,
	2006	2005	2006	2005
	$	$	$	$
General exploration expenditures	230,673	234,320	469,357	319,487

Administrative expenses
Accounting and legal	399,423	101,484	482,254	166,255
Consulting	342,503	482,382	412,080	750,917
Filing and transfer fees	66,862	134,989	133,800	160,961
Foreign exchange	97,371	11,938	78,957	44,991
Office and administration	979,852	313,934	1,871,357	639,332
Promotion and travel	143,948	292,905	348,186	407,975

	2,029,959	1,337,632	3,326,634	2,170,431

Loss before interest income	(2,260,632)	(1,571,952)	(3,795,991)	(2,489,918)

Interest income	431,092	435,215	850,122	540,425

Loss for the period	(1,829,540)	(1,136,737)	(2,945,869)	(1,949,493)

Deficit — Beginning of period	(34,160,316)	(27,696,477)	(33,043,987)	(26,883,721)

Deficit — End of period	(35,989,856)	(28,833,214)	(35,989,856)	(28,833,214)

Basic and diluted loss per common share	(0.04)	(0.02)	(0.06)	(0.04)

Weighted average number of common shares outstanding	48,669,378	47,989,602	48,583,634	44,945,363

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Consolidated Statements of Cash Flows (unaudited)

(expressed in Canadian dollars)

	Three Months Ended March 31,		Six Months Ended March 31,
	2006	2005	2006	2005
	$	$	$	$
Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss for the period	(1,829,540)	(1,136,737)	(2,945,869)	(1,949,493)

Items not affecting cash
Depreciation	7,835	2,638	15,138	5,104
Stock-based compensation	266,944	263,968	533,888	630,592

	274,779	266,606	549,026	635,696

Change in non-cash working capital items
Accounts receivable and prepaid expense	(259,784)	8,161	(227,133)	327,995
Accounts payable and accrued liabilities	(31,116)	(47,234)	168,819	509,359

	(290,900)	(39,073)	(58,314)	837,354

	(1,845,661)	(909,204)	(2,455,157)	(476,443)

FINANCING ACTIVITIES
Shares issued for cash — net of issue costs	1,987,188	191,969	2,635,908	62,856,912

INVESTING ACTIVITIES
Mineral property expenditures	(6,855,741)	(2,246,988)	(11,544,518)	(5,217,236)
Property and equipment additions	(23,380)	(5,123)	(23,380)	(5,123)
Decrease in accounts payable relating to property and equipment	—	—	(40,488)	—

	(6,879,121)	(2,252,111)	(11,608,386)	(5,222,359)

Increase (decrease) in cash and cash equivalents	(6,737,594)	(2,969,346)	(11,427,635)	57,158,110

Cash and cash equivalents — Beginning of period	55,823,147	73,655,990	60,513,188	13,528,534

Cash and cash equivalents — End of period	49,085,553	70,686,644	49,085,553	70,686,644

Supplemental cash flow information

Stock based compensation capitalized to mineral properties	251,311	—	502,622	—
The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)

(expressed in Canadian dollars)

	Common shares
				Contributed	Shareholders’
	Number of	Amount	Deficit	surplus	equity
	shares	$	$	$	$
Balance — September 30, 2004	41,241,581	79,249,498	(26,883,721)	3,853,483	56,219,260

Issue of shares
Private placements	6,325,000	60,414,626	—	—	60,414,626
Exercise of warrants	120,000	693,600	—	—	693,600
Exercise of stock options	612,000	2,215,420	—	—	2,215,420
Stock-based compensation	—	—	—	2,651,654	2,651,654
Transfer of value on exercise of stock options and warrants	—	700,059	—	(700,059)	—
Loss for the year	—	—	(6,160,266)	—	(6,160,266)

Balance — September 30, 2005	48,298,581	143,273,203	(33,043,987)	5,805,078	116,034,294

Exercise of stock options	617,332	2,635,908	—	—	2,635,908
Stock-based compensation	—	—	—	1,036,510	1,036,510
Transfer of value on exercise of stock options	—	978,256	—	(978,256)	—
Loss for the period	—	—	(2,945,869)	—	(2,945,869)

Balance — March 31, 2006	48,915,913	146,887,367	(35,989,856)	5,863,332	116,760,843

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)
1	Basis of preparation
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of Western Silver Corporation (the Company). These consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company with the exception of the adoption of Accounting Guideline 15 “Consolidation of Variable Interest Entities”(note 5).
2	Mineral properties

		Costs	Disposition/		Costs
	Total costs to	incurred	write-offs	Total costs to	incurred	Total costs to
	September 30,	during	during	September 30,	during	March 31,
	2004	2005	2005	2005	the period	2006
	$	$	$	$	$	$
Mexico
Faja de Plata
Peñasquito
Acquisition	14,113,978	592,100	—	14,706,078	3,088,365	17,794,443
Exploration	12,670,976	9,975,647	—	22,646,623	2,652,389	25,299,012
Feasibility studies	1,569,580	4,690,852	—	6,260,432	680,189	6,940,621
Development	—	—	—	—	6,426,033	6,426,033

	28,354,534	15,258,599	—	43,613,133	12,846,976	56,460,109

El Salvador
Acquisition	1,889,672	—	—	1,889,672	—	1,889,672
Exploration
El Salvador	2,424,275	—	—	2,424,275	—	2,424,275
San Nicolas	4,510,825	181,922	—	4,692,747	56,190	4,748,937
Tamara	1,849,259	—	1,849,259)	—	—	—

	10,674,031	181,922	(1,849,259)	9,006,694	56,190	9,062,884

Almoloya
Acquisition	82,726	53,431	—	136,157	30,859	167,016
Exploration	42,152	14,346	—	56,498	—	56,498

	124,878	67,777	—	192,655	30,859	223,514

Bacanora
Acquisition	10,659	6,432	—	17,091	—	17,091
Exploration	30,627	8,376	—	39,003	1,293	40,296

	41,286	14,808	—	56,094	1,293	57,387

Canada
Carmacks
Acquisition	4,000,000	100,000	—	4,100,000	100,000	4,200,000

	43,194,729	15,623,106	(1,849,259)	56,968,576	13,035,318	70,003,894

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)
3	Capital stock

Authorized — Unlimited common shares without par value

Issued

	Number
	of shares	Amount
		$
Balance at September 30, 2004	41,241,581	79,249,498

Pursuant to a financing at $10.25 per share	6,325,000	60,414,626
Pursuant to the exercise of warrants	120,000	693,600
Pursuant to the exercise of stock options	612,000	2,215,420
Transfer of value on exercise of stock options and warrants	—	700,059

Balance at September 30, 2005	48,298,581	143,273,203

Pursuant to the exercise of stock options	617,332	2,635,908
Transfer of value on exercise of stock options	—	978,256

Balance at March 31, 2006	48,915,913	146,887,367

During the six months ended March 31, 2006, the Company received $2,635,908 from the exercise of 617,332 stock options at exercise prices ranging from $1.00 to $10.25.

4	Stock options

Effective April 4, 2005, the shareholders adopted a 10% rolling stock option plan (rolling plan). All previously existing plans and stock options were incorporated into the rolling plan. At any point in time, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be equal to, or less, than the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. As at March 31, 2006, the Company can issue an additional 2,547,923 stock options.
The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)
A summary of the Company’s stock options outstanding at March 31, 2006 and September 30, 2005 and the changes for the periods then ended, is presented below:

		Weighted		Weighted
	Six months	average		average
	ended	exercise	Year ended	exercise
	March 31,	price	September 30,	price
	2006		$2005	$
Balance outstanding — Beginning of period	2,961,000	6.07	2,713,000	4.19

Granted	—	—	860,000	10.25

Exercised	(617,332)	4.27	(612,000)	3.62

Balance outstanding — End of period	2,343,668	6.54	2,961,000	6.07

Stock options outstanding at March 31, 2006 are as follows:

	Options	Weighted
Exercise	outstanding at	average	Average remaining
price	March 31,	exercise price	contractual life
	$2006	$	(years)
1.00 – 1.50	782,000	1.32	0.91
2.00	75,000	2.00	0.56
3.28	8,500	3.28	1.69
6.00 – 6.80	183,600	6.63	2.79
9.54 – 10.25	1,294,568	9.98	3.69

	2,343,668	6.54	2.59

Of the total stock options granted and outstanding, 1,770,335 were vested at March 31, 2006. The exercise price of vested stock options ranges from $1.00 — $10.25.

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss, or are capitalized, over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation. The value of stock-based compensation awards is determined by using the Black-Scholes option pricing model.
The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)
The valuation of stock options is determined at the time of grant. The most recent stock option grant occurred in August 2005. The valuation of those stock options was based on the following assumptions:

Average risk-free interest rate	3.27%
Expected dividend yield	—
Expected stock price volatility	65%
Expected option term, in years	3.58
Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted and/or vested during the year.

5	Change in accounting policy

Effective October 1, 2005, the Company adopted the new Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities”. The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing a majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of this guideline had no impact on the Company’s financial results.

6	Contract commitments

The Company subleases office space. The agreement expires October 29, 2009. The total amount of payments remaining during the course of the agreement is $938,037, of which $261,778 is due during in the next 12 months. The remaining $676,259 is due between April 1, 2007 and October 29, 2009.

7	Segmented information

The Company operates in one reportable operating segment — the acquisition, exploration and development of resource properties.

Interest income is earned in Canada.
The Company’s mineral properties are located in Canada and Mexico. The geographic breakdown of mineral properties is shown in note 2.

All other non-current assets are held in Canada.
The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)
8	Legal matters

Western has been advised that a writ was filed in October 2005 in the British Columbia Supreme Court against the Company and Major Drilling Group International Inc. (Major). The writ was filed by one of the Company’s consultants with respect to an accident that occurred during the Company’s exploration program in 2003. Under its contract with Major, Western believes that it would be fully indemnified by Major if any damages were awarded against the Company. No damage amount has been set out and the writ has not been served on the Company.

9	Plan of arrangement — Glamis Gold Ltd.

On February 24, 2006, Western Silver Corporation (Western Silver) and Glamis Gold Ltd. (Glamis) announced a plan of arrangement (the Agreement), whereby Glamis will acquire all the outstanding shares of Western Silver. Pursuant to the Agreement, each Western Silver shareholder will receive 0.688 of a Glamis common share and a share in Western Copper Corporation (Western Copper) for each issued Western Silver share. As part of the agreement, Western Silver will transfer to Western Copper cash and cash equivalents of approximately $38.76 million, its interest in Carmacks Copper and the Almoloya projects, and office equipment relating to Western Silver’s corporate office. The transaction is expected to close in May 2006.
The accompanying notes are an integral part of these consolidated financial statements.

Pro Forma Consolidated Financial Statements
(Expressed in millions of United States dollars)
GLAMIS GOLD LTD.
Three months ended March 31, 2006
Year ended December 31, 2005
(Unaudited)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada
COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS
The Board of Directors
Glamis Gold Ltd.
We have read the accompanying unaudited pro forma consolidated balance sheet of Glamis Gold Ltd. (the “Company”) as at March 31, 2006 and unaudited pro forma consolidated statements of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005, and have performed the following procedures:
1.	Compared the figures in the columns in the pro forma consolidated balance sheet and pro forma consolidated statement of operations captioned “Glamis Gold Ltd.” and “Glamis Gold Ltd. Three months ended March 31, 2006”, respectively, to the unaudited consolidated financial statements as at March 31, 2006 and for the three months then ended, and the figures in the column in the pro forma consolidated statement of operations captioned “Glamis Gold Ltd. year ended December 31, 2005” to the audited consolidated financial statements of the Company as at December 31, 2005 and for the year then ended, and found them to be in agreement.
2.	(a)	Compared the figures in the column in the pro forma consolidated balance sheet captioned “Western Silver Corporation” to the unaudited consolidated financial statements of Western Silver Corporation as at March 31, 2006 converted to U.S. dollars based on the Canadian/U.S. dollar exchange rate at March 31, 2006 of 1.1680, and found them to be in agreement.

	(b)	Compared the figures in the column in the pro forma consolidated statement of operations captioned “Western Silver Corporation Three months ended March 31, 2006” to the unaudited interim consolidated financial statements for the three months ended March 31, 2006 converted to U.S. dollars based on the Canadian/U.S. dollar average exchange rate for the three months ended March 31, 2006 of 1.1545, and found them to be in agreement.

	(c)	Compared the figures in the column in the pro forma consolidated statement of operations captioned “Western Silver Corporation Twelve months ended December 31, 2005” to the column captioned “Twelve months ended December 31, 2005 — U.S. dollars” in note 5 to the pro forma consolidated financial statements, and found them to be in agreement.

	(d)	Compared, in note 5 to the pro forma consolidated financial statements, the figures in the columns captioned “Year ended September 30, 2005” to the audited consolidated financial statements of Western Silver Corporation as at September 30, 2005 and for the year then ended, “Three months ended December 31, 2005” to the unaudited consolidated financial statements of Western Silver Corporation as at December 31, 2005 and for the three months then ended and “Three months ended December 31, 2004” to the unaudited consolidated financial statements of Western Silver Corporation as at December 31, 2004 and for the three months then ended, respectively, and found them to be in agreement.

	(e)	Recalculated, in note 5 to the pro forma consolidated financial statements, the aggregate of the amounts in the columns captioned “Year ended September 30, 2005” and “Three months ended December 31, 2005” less the amounts in the column captioned “Three months ended December 31, 2004”, adjusted to reflect the translation of Canadian dollars into U.S. dollars at the rate as disclosed, and found the amounts in the column captioned “Twelve months ended December 31, 2005 — U.S. dollars”, to be arithmetically correct.
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Glamis Gold Ltd.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
(a)	The basis for determination of the pro forma adjustments; and

(b)	Whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.
The officials:

(i)	described to us the basis for determination of the pro forma adjustments, and

(ii)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.
4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Glamis Gold Ltd.” and “Western Silver Corporation” as at March 31, 2006 and for the three months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned “Pro forma Consolidated” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
KPMG LLP (signed)
Chartered Accountants
Vancouver, Canada
July 12, 2006
COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS
The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.
KPMG LLP (signed)
Chartered Accountants
Vancouver, Canada
July 12, 2006

GLAMIS GOLD LTD.
Pro Forma Consolidated Balance Sheet
(Unaudited)
(Expressed in millions of United States dollars)

March 31, 2006

		Western Silver	Pro Forma		Pro Forma
	Glamis Gold Ltd.	Corporation	Adjustments		Consolidated

			(note 2)
Assets
Current assets:
Cash and cash equivalents	$50.8	$42.0	$0.4	[a]	$35.6
			(31.7)	[b]
			(10.7)	[b]
			(15.2)	[c]
Inventory	32.9	—	—		32.9
Accounts and interest receivable and prepaid expenses	5.2	1.1	(1.1)	[b]	5.2

	88.9	43.1	(58.3)		73.7

Mineral property, plant and equipment	629.8	60.0	(60.0)	[c]	2,066.5
			1,436.7	[c]

Other assets	25.4	0.2	(0.2)	[b]	25.4

	$744.1	$103.3	$1,318.2		$2,165.6

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$23.5	$3.3	$(3.3)	[b]	$23.5
Site closure and reclamation costs, current	1.1	—	—		1.1
Current portion, long-term debt	7.5	—	—		7.5
Taxes payable	1.4	—	—		1.4

	33.5	3.3	(3.3)		33.5

Site closure and reclamation costs	13.7	—	—		13.7

Long-term debt	72.5	—	—		72.5

Future income taxes	99.8	—	397.6	[b]	497.4

	219.5	3.3	394.3		617.1

Shareholders’ equity:
Share capital (note 3)	495.9	125.8	0.4	[a]	1490.7
			994.8	[c]
			(126.2)	[d]
Contributed surplus	13.6	5.0	29.1	[c]	42.7
			(5.0)	[d]
Retained earnings (deficit)	15.1	(30.8)	30.8	[d]	15.1

	524.6	100.0	923.9		1,548.5

	$744.1	$103.3	$1,318.2		$2,165.6

See accompanying notes to pro forma consolidated financial statements.

GLAMIS GOLD LTD.
Pro Forma Consolidated Statement of Operations
(Unaudited)
(Expressed in millions of United States dollars, except per share amounts)

		Western Silver
		Corporation			Pro Forma
	Glamis Gold Ltd.	Three months			Consolidated
	Three months	ended			Three months
	ended March 31,	March 31,	Pro Forma		ended March 31,
	2006	2006	Adjustments		2006

			(note 2)
Revenue	$81.4	$—	$—		$81.4
Cost of sales	29.9	—	—		29.9

	51.5	—	—		51.5

Expenses:
Depreciation and depletion	19.6	—	—		19.6
Exploration	4.7	0.2	—		4.9
General and administrative	2.4	1.5	—		3.9
Stock-based compensation	2.3	0.2	0.2	[f]	2.7
Other	0.3	—	—		0.3

	29.3	1.9	0.2		31.4

Earnings (loss) from operations	22.2	(1.9)	(0.2)		20.1

Interest expense	(1.3)	—	—		(1.3)
Interest and other income	1.1	0.4	(0.4)	[g]	1.1

Earnings before income taxes	22.0	(1.5)	(0.6)		19.9

Provision for income taxes:
Current	1.8	—	—		1.8
Future	3.3	—	—		3.3

	5.1	—	—		5.1

Net earnings	$16.9	$(1.5)	$(0.6)		$14.8

Earnings per share (note 4):
Basic	$0.13				$0.09
Diluted	0.13				0.09

See accompanying notes to pro forma consolidated financial statements.

GLAMIS GOLD LTD.
Pro Forma Consolidated Statement of Operations
(Unaudited)
(Expressed in millions of United States dollars, except per share amounts)

		Western Silver
		Corporation			Pro Forma
	Glamis Gold Ltd.	Twelve months			Consolidated
	Year ended	ended			Year ended
	December 31,	December 31,	Pro Forma		December 31,
	2005	2005	Adjustments		2005

		(note 5)	(note 2)
Revenue	$202.6	$—	$—		$202.6
Cost of Production	87.7	—	—		87.7

	114.9	—	—		114.9

Expenses:
Depreciation and depletion	51.1	—	—		51.1
Exploration	9.5	0.8	11.6	[e]	21.9
General and administrative	13.0	3.2	—		16.2
Stock-based compensation	3.9	1.2	1.2	[f]	6.3
Other	2.1	1.5	—		3.6

	79.6	6.7	12.8		99.1

Earnings (loss) from operations	35.3	(6.7)	(12.8)		15.8

Interest expense	(0.4)	—	—		(0.4)
Interest and other income	2.2	1.3	(1.3)	[g]	2.2

Earnings before income taxes	37.1	(5.4)	(14.1)		17.6

Provision for income taxes:
Current	4.3	—	—		4.3
Future	5.7	—	—		5.7

	10.0	—	—		10.0

Net earnings	$27.1	$(5.4)	$(14.1)		$7.6

Earnings per share (note 4):
Basic	$0.21				$0.05
Diluted	0.20				0.05

See accompanying notes to pro forma consolidated financial statements.

GLAMIS GOLD LTD.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in United States dollars)
Three months ended March 31, 2006
Year ended December 31, 2005

1.	Plan of arrangement and basis of presentation:

The accompanying pro forma consolidated financial statements have been compiled for purposes of inclusion in a Business Acquisition Report of Glamis Gold Ltd. (“Glamis”). These pro forma consolidated financial statements give effect to the acquisition by Glamis of all the issued and outstanding shares of Western Silver Corporation (“Western Silver”) under a plan of arrangement approved by the shareholders of Western Silver on May 3, 2006. Under the terms of the plan of arrangement, Western Silver created a new wholly-owned subsidiary company (“Western Copper“), and transferred to Western Copper cash in the amount of approximately CDN$37.0 million and all of Western Silver’s right, title and interest in and to specified exploration properties and assets located in Canada and Mexico. Pursuant to the plan of arrangement Western Silver shareholders exchanged each of their Western Silver shares held for 0.688 of a Glamis share and one common share of Western Copper. In addition, each Western Silver share purchase optionholder received a Glamis option right exercisable into 0.688 of a Glamis share at an adjusted exercise price and a Western Copper share purchase option.

These pro forma consolidated financial statements have been prepared by management of Glamis in accordance with Canadian generally accepted accounting principles (“GAAP”) to give effect to the transaction pursuant to the plan of arrangement described above. For accounting purposes, the transaction has been recorded as an acquisition of the assets of Western Silver by Glamis and the net assets acquired have been recorded at their estimated fair value.

These pro forma consolidated financial statements include:
(a)	a pro forma consolidated balance sheet as at March 31, 2006, which has been prepared from the March 31, 2006 unaudited consolidated balance sheet of Glamis and the March 31, 2006 unaudited consolidated balance sheet of Western Silver, converted to U.S. dollars at the March 31, 2006 Canadian/U.S. dollar exchange rate of 1.1680, and gives effect to the acquisition by Glamis of the Western Silver assets and liabilities and the assumptions as described in note 2, as if these transactions occurred on March 31, 2006.

(b)	pro forma consolidated statements of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 prepared from the unaudited consolidated statement of operations of Glamis for the three months ended March 31, 2006 and the audited consolidated statement of operations of Glamis for the year ended December 31, 2005 and from the unaudited consolidated statements of operations of Western Silver for the three months ended March 31, 2006 and for the twelve months ended December 31, 2005 prepared as described in note 5, as if the transactions had occurred on January 1, 2005.

These pro forma consolidated financial statements are not necessarily indicative of the financial position of Glamis as at the time of closing of the transaction referred to above, nor of the future operating results of Glamis as a result of the transactions.

GLAMIS GOLD LTD.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in United States dollars)
Three months ended March 31, 2006
Year ended December 31, 2005

1.	Plan of arrangement and basis of presentation (continued):

The pro forma consolidated financial statements should be read in conjunction with the unaudited consolidated financial statements of Glamis for the three months ended March 31, 2006, the audited consolidated financial statements of Glamis as at and for the year ended December 31, 2005, the audited consolidated financial statements of Western Silver for the year ended September 30, 2005 and unaudited interim consolidated financial statements of Western Silver for the three months ended March 31, 2006 and the three months ended December 31, 2005 and 2004, all of which have been prepared in accordance with Canadian GAAP.

2.	Pro forma assumptions:

The pro forma consolidated balance sheet gives effect to the following transactions and assumptions as if they had occurred on March 31, 2006:
(a)	The proceeds of $0.4 received on exercise of options by Western Silver option holders prior to the acquisition of the Western Silver shares by Glamis.

(b)	The transfer of approximately CDN$37.0 million cash (U.S.$31.7 million) to Western Copper and the incurrence of costs related to the transaction by Western Silver of $10.7 million. In addition, any remaining net working capital and other assets of Western Silver at the date of closing of the transactions was transferred to Western Copper. Accordingly, it is assumed that the remaining accounts receivable and prepaid expenses of $1.1 million, other assets of $0.2 million and accounts payable and accrued liabilities of $3.3 million of Western Silver are not acquired/assumed by Glamis in the March 31, 2006 pro forma consolidated balance sheet.

(c)	The total assumed purchase price of $1,039.1 million is determined as follows:

Western Silver shares outstanding at May 3, 2006	49,246,413
Exchange ratio	0.688

Glamis shares to be issued	33,881,532
Market price	$29.36

Fair value of Glamis shares issued	$994,761,780

Western Silver options outstanding at May 3, 2006	2,013,161
Exchange ratio	0.688

Glamis option rights to be issued	1,385,055
Fair value of Glamis option right (1)	$21.07

$29,183,109

Estimated transaction expenses paid by Glamis	$15,200,000

Estimated purchase price	$1,039,144,889

GLAMIS GOLD LTD.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in United States dollars)
Three months ended March 31, 2006
Year ended December 31, 2005

2.	Pro forma assumptions (continued):
(c)	Continued:
(1) The fair value of a Glamis option right has been estimated based on the market price of a Glamis share of $29.36, an average exercise price of CDN$9.37 (U.S.$8.43) and assuming an expected life of the option of 0.5 years, expected stock price volatility of 46%, expected dividend yield of nil and a risk free rate of return of 3.87%.

The assets acquired and liabilities assumed are to be recorded at their estimated fair values, which are based on preliminary management estimates and are subject to final valuation adjustments.

The preliminary allocation of the purchase price is as follows:

(millions)
Mineral property, plant and equipment	$1,436.7
Future income taxes	(397.6)

$1,039.1

(d)	The elimination of the existing share capital, contributed surplus and deficit of Western Silver.

The pro forma consolidated statement of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005 gives effect to the following adjustments and assumptions as if the transactions described above had occurred on January 1, 2005:

(e)	An increase in exploration expense by Western Silver of $11.6 million for the year ended December 31, 2005 to conform with Glamis’ accounting policy of expensing exploration expenditures on properties not advanced enough to identify their development potential. A feasibility study was completed by Western Silver in November, 2005 on its Pënasquito property at which time, under Glamis’ accounting policy, further development costs would be capitalized. Accordingly, no adjustment is required in the pro forma consolidated statement of operations for the three months ended March 31, 2006.

(f)	An increase in stock-based compensation of $0.2 million for the three months ended March 31, 2006 and $1.2 million for the year ended December 31, 2005 deferred by Western Silver to properties in the exploration stage which would be expensed under Glamis’ accounting policies.

(g)	The reduction of interest income of Western Silver to nil for the three months ended March 31, 2006 and for the year ended December 31, 2005 as Glamis is not acquiring any cash under the transactions.

GLAMIS GOLD LTD.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in United States dollars)
Three months ended March 31, 2006
Year ended December 31, 2005

3.	Share capital:

After giving effect to the pro forma assumptions in note 2, the issued and fully paid share capital of Glamis is as follows:

	Number
	of shares	Amount

		(millions)
Balance, March 31, 2006	132,063,109	$495.9
Proposed acquisition of Western Silver by way of common shares (note 2(b))	33,881,532	994.8

Pro forma balance, March 31, 2006	165,944,641	$1,490.7

4.	Earnings per share:

The calculation of pro forma earnings per share in the pro forma consolidated statement of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 is based on the weighted average number of common shares of Glamis for the three months ended March 31, 2006 and for the year ended December 31, 2005, respectively plus the additional 33,881,532 Glamis shares that would have been outstanding for the three months ended March 31, 2006 and the year ended December 31, 2005 as if the transactions described in note 1 occurred on January 1, 2005.

5.	Western Silver pro forma statement of operations:

The Western Silver pro forma statement of operations for the twelve months ended December 31, 2005 has been prepared by adding the statement of operations for the three months ended December 31, 2005 to the results for the year ended September 30, 2005 and deducting the interim results for the three months ended December 31, 2004, and then converting the results to U.S. dollars based on the average Canadian/U.S. dollar exchange rate for the year ended December 31, 2005 of 1.2114, as follows:

									Twelve months
							Twelve months		ended
	Year ended		Three months ended				ended		December 31,
	September 30,		December 31,		December 31,		December 31,		2005
(millions)	2005		2005		2004		2005		- U.S. dollars

Expenses:
General exploration	CDN$	0.9	CDN$	0.2	CDN$	0.1	CDN$	1.0	$0.8
General and administrative		3.3		1.0		0.4		3.9	3.2
Stock-based compensation		1.5		0.3		0.4		1.4	1.2
Impairment of mineral properties		1.8		—		—		1.8	1.5

		7.5		1.5		0.9		8.1	6.7

Loss from operations		(7.5)		(1.5)		(0.9)		(8.1)	(6.7)

Interest and other income		1.3		0.4		0.1		1.6	1.3

Loss for the period	CDN$	(6.2)	CDN$	(1.1)	CDN$	(0.8)	CDN$	(6.5)	$(5.4)